UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

THE NEW YORK TIMES COMPANY
(Name of Issuer)

Class A Common Stock of $.10 par value
(Title of Class of Securities)

650111107
(CUSIP Number)

Scott Warren Goodman, Esq.
Ellen S. Knarr, Esq.
Day Pitney LLP
7 Times Square
New York, New York 10036
(212) 297-5800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS Theresa Dryfoos I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,560,461
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,560,461
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,560,461
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017, and 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person indirectly through the 1997 Trust.

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS David Golden I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,047
	8.	SHARED VOTING POWER 6,439,007
	9.	SOLE DISPOSITIVE POWER 7,047
	10.	SHARED DISPOSITIVE POWER 6,439,007
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,446,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017, and 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person indirectly through the 1997 Trust.

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS Gertrude A.L. Golden I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,563
	8.	SHARED VOTING POWER 6,533,685
	9.	SOLE DISPOSITIVE POWER 20,563
	10.	SHARED DISPOSITIVE POWER 6,533,685
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,554,248
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017, and 739,928 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person directly and indirectly through the 1997 Trust.

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS Hays N. Golden I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,563
	8.	SHARED VOTING POWER 6,490,674
	9.	SOLE DISPOSITIVE POWER 19,563
	10.	SHARED DISPOSITIVE POWER 6,490,674
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,510,237
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017 and 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person indirectly through the 1997 Trust.

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS Margot Golden Tishler I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,320
	8.	SHARED VOTING POWER 6,439,007
	9.	SOLE DISPOSITIVE POWER 57,320
	10.	SHARED DISPOSITIVE POWER 6,439,007
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,496,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017, and 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person indirectly through the 1997 Trust.

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS Steven B. Green I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,935
	8.	SHARED VOTING POWER 6,652,827
	9.	SOLE DISPOSITIVE POWER 13,935
	10.	SHARED DISPOSITIVE POWER 6,652,827
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,762
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017, 13,935 shares of Class A Stock underlying Restricted Stock Units (“RSUs”) awarded under The New York Times Company’s 2010 Incentive Compensation Plan that have vested and will be paid out upon the Reporting Person’s retirement from the board of directors, and 740,662 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person directly and indirectly through the 1997 Trust.

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS Arthur Sulzberger, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 856,461
	8.	SHARED VOTING POWER 6,490,975
	9.	SOLE DISPOSITIVE POWER 856,461
	10.	SHARED DISPOSITIVE POWER 6,490,975
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,347,436
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017, 655,247 shares of Class A Stock issuable upon the exercise of options owned by the Reporting Person, and 740,662 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person directly and indirectly through the 1997 Trust.

CUSIP No. 650111107

1.	NAME OF REPORTING PERSONS Arthur G. Sulzberger I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,565
	8.	SHARED VOTING POWER 6,439,007
	9.	SOLE DISPOSITIVE POWER 39,565
	10.	SHARED DISPOSITIVE POWER 6,439,007
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,572
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON IN

*
Based on 161,394,059 shares of Class A Stock outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017, 541 shares of Class A Stock underlying RSUs awarded under The New York Times Company’s 2010 Incentive Compensation Plan that are scheduled to vest within 60 days, and 738,810 shares of Class A Stock issuable upon conversion of Class B Stock owned by the Reporting Person indirectly through the 1997 Trust.

SCHEDULE 13D/A

This Amendment No. 11 to Schedule 13D (this “Amendment”), relating to shares of Class A Common Stock, par value $0.10 per share (“Class A Stock”), and Class B Common Stock, par value $0.10 per share (“Class B Stock”), convertible into Class A Stock, of The New York Times Company, a New York corporation (the “Company”), 620 8th Avenue, New York, New York 10018, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 26, 1986, as amended by Amendment No. 1 filed with the Commission on March 1, 1990, Amendment No. 2 filed with the Commission on June 13, 1990, Amendment No. 3 filed with the Commission on August 22, 1990, Amendment No. 4 filed with the Commission on January 22, 1997, Amendment No. 5 filed with the Commission on July 21, 1997, Amendment No. 6 filed with the Commission on May 15, 1998, Amendment No. 7 filed with the Commission on May 25, 2001, Amendment No. 8 filed with the Commission on June 28, 2002, Amendment No. 9 filed with the Commission on August 10, 2005, and Amendment No. 10 filed with the Commission on June 12, 2012.

This Amendment is being filed on behalf of Theresa Dryfoos, David Golden, Gertrude A.L. Golden, Hays N. Golden, Margot Golden Tishler, Steven B. Green, Arthur G. Sulzberger, and Arthur Sulzberger, Jr. (each a “Reporting Person,” and collectively, the “Reporting Persons”), as trustees of the trust (“Trustees”) created by Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger, as grantors, and the grantors and Lynn G. Dolnick, each as an original Trustee, dated June 24, 1997, as amended (the “1997 Trust”), to report the resignation of Michael Golden as a Trustee of the 1997 Trust, effective January 1, 2018, and the appointment of Arthur G. Sulzberger as a Trustee of the 1997 Trust, effective January 1, 2018.  This Amendment also reports the resignations as Trustees of the 1997 Trust by James M. Cohen, effective December 5, 2015, Joseph Perpich, effective May 20, 2017, and Carolyn D. Greenspon, effective May 20, 2017, and the elections as Trustees of the 1997 Trust of Theresa Dryfoos, effective May 7, 2016,  Margot Golden Tishler, effective May 20, 2017, and David Golden, effective May 20, 2017.

The Reporting Persons are no longer the beneficial owners of more than five percent (5%) of the outstanding shares of Class A Stock. The filing of this Amendment No. 11 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. If a Reporting Person becomes the beneficial owner of more than five percent (5%) of the Shares and is required to file a Schedule 13D pursuant to Rule 13d-1 promulgated under the Act, such Reporting Person will, to the extent and in the manner necessary, file a new Schedule 13D.

Item 2.  Identity and Background.

ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)           The persons filing this statement are the Reporting Persons.

(b)           The business address of the Reporting Persons is c/o The New York Times Company, 620 8th Avenue, Marujupu, LLC/7th Floor, New York, New York 10018.

(c)           The Company is a global media organization that includes The New York Times, NYTimes.com, mobile applications and related businesses. The Company is primarily focused on creating, collecting and distributing high-quality news and information.  The address of the Company is 620 8th Avenue, New York, New York 10018.

Theresa Dryfoos is retired.

David Golden is principally employed as a musician.

Gertrude A.L. Golden is principally employed as an artist.

Hays N. Golden is principally employed as Vice President, Commercial Underwriting, at American International Group, Inc., 175 Water Street, New York, New York 10038.  He is also a member of the board of directors of the Company.

Margot Golden Tishler is not employed.

Steven B. Green is principally employed as General Partner of Ordinance Capital L.P., 2312 Appaloosa Trail, Wellington, Florida 33414.  He is also a member of the board of directors of the Company.

Arthur G. Sulzberger is principally employed as Publisher of The New York Times, 620 Eighth Avenue, New York, New York 10018.  He is also a member of the board of directors of the Company.

 Arthur Sulzberger, Jr. is principally employed as the Chairman of the board of directors of the Company.

(d)          During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each Reporting Person is a United States citizen.

Item 4.   Purpose of Transaction.

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

The primary objective of the 1997 Trust is to maintain the editorial independence of The New York Times and to perpetuate it “as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare,” in accordance with the wishes of Adolph S. Ochs as expressed in his will.  This purpose has been effectuated by maintaining control of The New York Times in the hands of a small number of the descendants of Adolph S. Ochs acting as Trustees of the 1997 Trust for the benefit of all such descendants.  The 1997 Trust holds approximately 91.4% of the outstanding shares of the Class B Stock, which is not publicly traded, and the holders of which have the right to elect approximately 70% of the Company’s board of directors.

The Reporting Persons are no longer the beneficial owners of more than five percent (5%) of the outstanding shares of Class A Stock, and thus are no longer subject to the requirements of Section 13(d) or 13(g) of the Act with respect to their beneficial ownership of Class A Stock.  The filing of this Amendment No. 11 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

           Except as described in Item 6 of this Amendment No. 11, the Reporting Persons currently have no plan or proposal, as shareholders of the Company, which relates to or would result in:

(a)          the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that the Reporting Persons may continue to make gifts of Class A Stock to or for the benefit of members of their immediate families and charitable institutions;

(b)          an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)           a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)           any material change in the present capitalization or dividend policy of the Company;

(f)           any other material change in the Company’s business or corporate structure;

(g)          changes in the Company’s charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

(h)         a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            any action similar to any of those enumerated above.

However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Hays N. Golden, Steven B. Green, Arthur G. Sulzberger and Arthur Sulzberger, Jr. in their capacities as directors of the Company, and by Arthur G. Sulzberger in his capacity as an executive officer of the Company.

Item 5.  Interest in Securities of the Issuer.

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

1997 Trust

The 1997 Trust directly holds 2,138,810 shares of Class A Stock (including 738,810 shares of Class A Stock issuable upon the conversion of 738,810 shares of Class B Stock owned by the 1997 Trust), as to which shares each Reporting Person shares voting and dispositive power with the other Reporting Persons.

The 1997 Trust is also the owner of Marujupu, LLC, which is the manager of four separate limited liability companies.  These limited liability companies own 11,201 shares of Class A Stock directly.  These limited liability companies are also the general partners of four separate limited partnerships which hold, through another limited liability company, an additional 4,288,996 shares of the Class A Stock. The Reporting Persons, as Trustees of the 1997 Trust, may be deemed to share voting control over the aggregate 4,300,197 shares of Class A Stock held through these limited liability companies.

Theresa Dryfoos

In addition to her indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” Theresa Dryfoos has shared voting and dispositive power with respect to: (i) 110,000 shares of Class A Stock held in a trust, of which she is a co-trustee; (ii) 1,454 shares of Class A Stock held by two trusts, of which she is a co-trustee; and (iii) 10,000 shares of Class A Stock held by two trusts, of which her husband is a trustee.  Ms. Dryfoos disclaims beneficial ownership of all of the shares described in (i), (ii) and (iii) above.

In sum, Theresa Dryfoos is the indirect beneficial owner in the aggregate of 6,560,461 shares of Class A Stock (including 738,810 shares of Class A Stock issuable upon the conversion of 738,810 shares of Class B Stock), representing approximately 4.0% of the outstanding shares of Class A Stock.

David Golden

In addition to his indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” David Golden is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 7,047 shares of Class A Stock.

In sum, David Golden is the direct and indirect beneficial owner in the aggregate of 6,446,054 shares of Class A Stock (including 738,810 shares of Class A Stock issuable upon the conversion of 738,810 shares of Class B Stock), representing approximately 4.0% of the outstanding shares of Class A Stock.

Gertrude A.L. Golden

In addition to her indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” Gertrude A.L. Golden shares voting and dispositive power with her husband, Arthur S. Golden, as joint holder with him, of 1,118 shares of Class A Stock issuable upon the conversion of 1,118 shares of Class B Stock, which they hold directly.

Gertrude A.L. Golden is also the beneficial owner of 20,563 shares of Class A Stock held by two trusts created for the benefit of her daughter, of which Ms. Golden is the sole trustee.  Ms. Golden disclaims beneficial ownership of these shares.

Gertrude A.L. Golden has shared voting and dispositive power with respect to 48,218 shares of Class A Stock held by a family trust, of which Ms. Golden is a co-trustee, and with respect to 42,073 shares of Class A Stock held by a trust, of which her husband is the sole trustee.

Gertrude A.L. Golden has shared voting and dispositive power with respect to 3,269 shares of Class A Stock held by three trusts, of which her husband is a co-trustee.  Ms. Golden disclaims beneficial ownership of these shares.

In sum, Gertrude A.L. Golden is the direct and indirect beneficial owner in the aggregate of 6,554,248 shares of Class A Stock (including 739,928 shares of Class A Stock issuable upon the conversion of 739,928 shares of Class B Stock), representing approximately 4.0% of the outstanding shares of Class A Stock.

Hays N. Golden

In addition to his indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” Hays N. Golden is the direct beneficial owner of, and has sole voting and dispositive power with respect to 19,563 shares of Class A Stock.

Hays N. Golden has shared voting and dispositive power with respect to 48,217 shares of Class A Stock held by a trust, of which he is a co-trustee.

Hays N. Golden has shared voting and dispositive power with respect to 3,450 shares of Class A Stock held in trust, of which Mr. Golden’s wife is the sole trustee.  Mr. Golden disclaims beneficial ownership of these shares.

In sum, Hays  N. Golden is the direct and indirect beneficial owner in the aggregate of 6,510,237 shares of Class A Stock (including 738,810 shares of Class A Stock issuable upon the conversion of 738,810 shares of Class B Stock), representing approximately 4.0% of the outstanding shares of Class A Stock.

Margot Golden Tishler

In addition to her indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” Margot Golden Tishler is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 16,820 shares of Class A Stock.

Margot Golden Tishler also has sole voting and dispositive power with respect to 40,500 shares of Class A Stock held by a trust, of which she is the sole trustee.

In sum, Margot Golden Tishler is the direct and indirect beneficial owner in the aggregate of 6,496,327 shares of Class A Stock (including 738,810 shares of Class A Stock issuable upon the conversion of 738,810 shares of Class B Stock), representing approximately 4.0% of the outstanding shares of Class A Stock.

Steven B. Green

In addition to his indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” Steven B. Green has sole voting and dispositive power with respect to 13,935 shares of Class A Stock underlying RSUs awarded under the Company’s 2010 Incentive Compensation Plan that have vested and will be paid out upon his retirement from the board of directors.

 Steven B. Green also has shared voting and dispositive power with respect to: (i) 160,000 shares of Class A Stock held by Mr. Green’s wife; (ii) 1,852 shares of Class A Stock issuable upon the conversion of 1,852 shares of Class B Stock held by Mr. Green’s wife; (iii) 50,000 shares of Class A Stock held by two trusts, of which he is a co-trustee; and (iv) 1,968 shares of Class A Stock held by two trusts for the benefit of his children, of which his wife is a co-trustee.  Mr. Green disclaims beneficial ownership of all of the shares described in (iii) and (iv) above.

 In sum, Steven B. Green is the direct and indirect beneficial owner in the aggregate of 6,616,762 shares of Class A Stock including: (i) 740,662 shares issuable upon the conversion of 740,662 shares of Class B Stock; and (ii) 13,935 shares of Class A Stock underlying RSUs awarded under the Company’s 2010 Incentive Compensation Plan that have vested and will be paid out upon his retirement from the board of directors.  These shares represent approximately 4.1% of the outstanding shares of Class A Stock.

Arthur Sulzberger, Jr.

In addition to his indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” Arthur Sulzberger, Jr. is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 201,214 shares of Class A Stock consisting of: (i) 199,362 outstanding shares, which he holds directly; and (ii) 1,852 shares of Class A Stock issuable to him upon the conversion of 1,852 shares of Class B Stock, which he holds directly.

Arthur Sulzberger, Jr. is also the beneficial owner of 655,247 shares of Class A Stock, which could be acquired within 60 days upon the exercise of options granted to him under the Company’s 1991 Executive Stock Incentive Plan and the Company’s 2010 Incentive Compensation Plan.

Arthur Sulzberger, Jr. shares voting and dispositive power with respect to 51,968 shares of Class A Stock held by four trusts, of which Mr. Sulzberger, Jr. is a co-trustee.  Mr. Sulzberger, Jr. disclaims beneficial ownership of these shares.

In sum, Arthur Sulzberger, Jr. is the direct and indirect beneficial owner in the aggregate of 7,347,436 shares of Class A Stock including: (i) 740,662 shares of Class A Stock issuable upon the conversion of 740,662 shares of Class B Stock; and (ii) 655,247 shares of Class A Stock, which could be acquired within 60 days upon the exercise of options.  These shares represent approximately 4.5% of the outstanding shares of Class A Stock.

Arthur G. Sulzberger

In addition to his indirect ownership of the shares reported above in this Item 5 under “1997 Trust,” Arthur G. Sulzberger has sole voting and dispositive power with respect to: (i) 39,024 shares of Class A Stock; and (ii) 541 shares of Class A Stock underlying RSUs awarded under the Company’s 2010 Incentive Compensation Plan that are scheduled to vest within 60 days.

In sum, Arthur G. Sulzberger is the direct and indirect beneficial owner in the aggregate of 6,478,572 shares of Class A Stock, including: (i) 738,810 shares of Class A Stock issuable upon the conversion of 738,810 shares of Class B Stock; and (ii) 541 shares of Class A Stock underlying RSUs awarded under the Company’s 2010 Incentive Compensation Plan that are scheduled to vest within 60 days.  These shares represent approximately 4.0% of the outstanding shares of Class A Stock.

Reporting Persons as a “Group”

By virtue of their being Trustees of the 1997 Trust, the Reporting Persons could be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder.  As of January 1, 2018, such group is the beneficial owner in the aggregate of 7,937,048 shares of Class A Stock, representing approximately 4.9% of the outstanding shares of Class A Stock, which shares include (i) 743,632 shares of Class A Stock issuable upon the conversion of an aggregate of 743,632 outstanding shares of Class B Stock held by the group members individually and by the 1997 Trust; (ii) 655,247 shares of Class A Stock issuable to group members upon the exercise of options granted under the Company’s stock option plans; and (iii) 14,476 shares of Class A Stock underlying RSUs awarded under the Company’s 2010 Incentive Compensation Plan that certain of the Reporting Persons have the right to acquire within 60 days.

(c)          On December 19, 2017, the following Reporting Persons received shares of Class A Stock in the amounts specified in connection with the distribution of certain assets of a trust of which these Reporting Persons are beneficiaries: David Golden, 2,213 shares; Hays N. Golden, 1,107 shares; and Margot Golden Tishler, 1,107 shares.

(d)          See Item 6 of this Amendment.

(e)          As of January 1, 2018, the Reporting Persons are no longer the beneficial owners of more than five percent (5%) of the outstanding shares of Class A Stock, and are thus no longer subject to the requirements of Section 13(d) or 13(g) of the Act with respect to their beneficial ownership of Class A Stock.  The filing of this Amendment No. 11 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The 1997 Trust was established by an indenture dated June 24, 1997 (the “Original Indenture”), between Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger, as grantors (each a “Grantor,” and collectively, the “Grantors”), and the Grantors and Lynn G. Dolnick, as Trustee.  On December 14, 2000, the Grantors and the Trustees entered into a first amendment to the Original Indenture (the “Amended Indenture”).  The Amended Indenture was filed with Amendment No. 7 to this Statement as Exhibit G and is incorporated herein by reference.  The following summary of the material terms of the Amended Indenture is qualified in its entirety by such reference to Exhibit G.

Among other things, the Amended Indenture increased the number of Trustees of the 1997 Trust from five to eight, by appointing Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger, Jr. as additional Trustees.  In addition, the Amended Indenture created a structure surrounding the succession of Trustees whereby four of them would be “appointed” (an “Appointed Trustee,” and collectively, the “Appointed Trustees”) and four of them would be “elected” (an “Elected Trustee,” and collectively, the “Elected Trustees”).  As outlined further below, Elected Trustees are replaced by Elected Trustees, and Appointed Trustees are replaced by Appointed Trustees, so that there will always be four Trustees who are Appointed Trustees and four Trustees who either are Grantors or Elected Trustees.

Lynn G. Dolnick, Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger Jr. were the initial Appointed Trustees.  Upon the death, resignation or incapacity of any Appointed Trustee, the Trustees will appoint a successor Appointed Trustee.  Currently, Steven B. Green, Hays Golden, Arthur G. Sulzberger, and Arthur Sulzberger, Jr. are the four appointed Trustees.

Upon the death, resignation or incapacity of any Grantor-Trustee (Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger) or any “Elected Trustee,” a successor Elected Trustee will be elected by a majority vote of those beneficiaries of the 1997 Trust who are over the age of twenty-five years and who are descendants of Iphigene Ochs Sulzberger or who are both married to and living with a descendant of Iphigene Ochs Sulzberger, and who wish to vote, in an election called by the Trustees of the 1997 Trust for that purpose.  Any determination made by the Trustees regarding the procedures and rules for such election or the outcome thereof will be conclusive as to all persons interested or claiming to be interested in the 1997 Trust.  Currently, Theresa Dryfoos, David Golden, Gertrude A.L. Golden, and Margot Golden Tishler are the Elected Trustees who have been duly elected by the eligible beneficiaries of the 1997 Trust.

The beneficiaries of the 1997 Trust are: (1) the Grantors; (2) the descendants of the Grantors other than those descendants who are excluded from the term by the provisions of Article TWO of the 1997 Trust (i.e., who request at any time after all of the Grantors are deceased, and who receive in the absolute discretion of the Trustees, a distribution of a fractional share of the 1997 Trust corpus as permitted by the Amended Indenture), and the spouse of any such descendant; (3) spouses of the Grantors or of their descendants; and (4) organizations described in Sections 170(c), 2055(a) and 2522(a) of the Internal Revenue Code.

Under the Amended Indenture, all actions of the Trustees of the 1997 Trust require the affirmative vote of six of the eight Trustees.  No Trustee of the 1997 Trust (other than a Grantor) may participate in any decision or other action of the Trustees with respect to any discretionary distribution of principal or income in favor of such Trustee.

Any Trustee may resign at any time, such resignation to be effective upon the appointment or election of a successor Trustee.  Any Trustee (other than a Grantor) may be removed without cause by vote of six Trustees.  The Original Indenture provided that each Trustee other than a Grantor would serve for a term of five years.  The Amended Indenture does not provide for any term limits apart from the above-mentioned provisions for resignation or removal.

The Trustees of the 1997 Trust, subject to the limited exceptions described below, are directed to retain the Class B Stock held in the 1997 Trust and not to sell, distribute or convert such shares into Class A Stock, and to vote such Class B Stock against any merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the Trustees of the 1997 Trust, unless they determine that the primary objective of the 1997 Trust, which is to maintain the editorial independence and integrity of The New York Times and to continue it “as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare,” in accordance with the wishes of Adolph S. Ochs as expressed in his will, can be best achieved by the sale, distribution or conversion of such stock or by the implementation of such transaction.  If upon such determination any Class B Stock is distributed to the beneficiaries of the 1997 Trust, it must be distributed only to descendants of Iphigene Ochs Sulzberger, subject to the provisions of that certain shareholders agreement dated August 5, 1986 (the “Shareholders Agreement”).  Similarly, any sale by the 1997 Trust of Class B Stock upon such determination can be made only in compliance with the Shareholders Agreement.  See Item 6 of Amendment No. 5 to this Statement for a summary of the provisions of the Shareholders Agreement.

The Trustees of the 1997 Trust may make distributions of trust principal, apart from shares of Class B Stock, in such amount or amounts as the Trustees may in their absolute discretion determine to such of the beneficiaries of the 1997 Trust as the Trustees may in their absolute discretion select, provided that as long as any of the Grantors is alive, the Trustees may only distribute equal amounts to each living Grantor and to the descendants of a deceased Grantor, such descendants to take per stirpes.  In exercising this discretionary power, the Trustees of the 1997 Trust are required to bear in mind the need to retain in the 1997 Trust assets other than shares of Class B Stock of sufficient value to pay any estate, transfer, or generation-skipping taxes that may have to be paid out of the 1997 Trust.

The Trustees shall pay out of the net income of the 1997 Trust such amount or amounts as the Trustees may in their absolute discretion determine to such one or more of the beneficiaries of the 1997 Trust as the Trustees may in their absolute discretion select, provided that as long as any of the Grantors is alive, the Trustees shall distribute one-quarter of the income either to that Grantor or to such of the beneficiaries and in such amounts and proportions as that Grantor may from time to time in writing direct.  Any net income not so distributed shall be added to principal.

The Trustees of the 1997 Trust are granted various powers and rights, including among others: (i) to vote all the shares of Class A Stock and Class B Stock held by the 1997 Trust; and (ii) to amend certain provisions of the Indenture, but not the provisions relating to retaining the Class B Stock or the manner in which the Class B Stock may be distributed, sold or converted.

The 1997 Trust will continue in existence until the expiration of 21 years after the death of the last survivor of all of the descendants of Iphigene Ochs Sulzberger in being on December 14, 2000.  Upon the termination of the 1997 Trust at the end of the stated term thereof, all of the trust property (including the shares of Class B Stock) will be divided and distributed among the descendants then living of Iphigene Ochs Sulzberger.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Trustees of the 1997 Trust

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    January   10  , 2018

/s/ Theresa Dryfoos
Theresa Dryfoos

/s/ David Golden
David Golden

/s/ Gertrude A.L. Golden
Gertrude A.L. Golden

/s/ Hays N. Golden
Hays N. Golden

/s/ Margot Golden Tishler
Margot Golden Tishler

/s/ Steven B. Green
Steven B. Green

/s/ Arthur Sulzberger, Jr.
Arthur Sulzberger, Jr.

/s/ Arthur G. Sulzberger
Arthur G. Sulzberger

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D/A to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:    January   10  , 2018

/s/ Theresa Dryfoos
Theresa Dryfoos

/s/ David Golden
David Golden

/s/ Gertrude A.L. Golden
Gertrude A.L. Golden

/s/ Hays N. Golden
Hays N. Golden

/s/ Margot Golden Tishler
Margot Golden Tishler

/s/ Steven B. Green
Steven B. Green

/s/ Arthur Sulzberger, Jr.
Arthur Sulzberger, Jr.

/s/ Arthur G. Sulzberger
Arthur G. Sulzberger